November 30, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuvectis Pharma, Inc. Registration Statement on Form S-1, as amended (File No. 333-260099)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on November 26, 2021, in which we requested acceleration of the effective date of the above-referenced Registration Statement for Tuesday, November 30, 2021, at 5:00 p.m. Eastern Time. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Please feel free to contact Matt Mamak of Alston & Bird LLP, legal counsel to the Company, at (212) 210-1256 or via email at matthew.mamak@alston.com if you have any questions.

Nuvectis Pharma, Inc.

By:	/s/ Ron Bentsur
Name: Ron Bentsur
Title: Chairman, President, and Chief Executive Officer